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January 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	James Lopez, Legal Branch Chief

Christopher Dunham, Staff Attorney

Howard Efron, Staff Accountant

Isaac Esquivel, Staff Accountant

Re:	Brookfield Business Corporation Brookfield Business Partners L.P. Amendment No. 2 to Registration Statement Form F-1 Filed November 30, 2021 File No. 333-258347

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Business Corporation (“BBUC”) and Brookfield Business Partners L.P. (“BBU,” and together with BBUC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 28, 2021, relating to Amendment No. 2 to the Registration Statement on Form F-1 (Registration Nos. 333-258347 and 333-258347-01) of the Registrants filed with the Commission on November 30, 2021 (the “Registration Statement”). Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 3.

U.S. Securities and Exchange Commission

January 5, 2022

Amendment No. 2 to Form F-1 Filed November 30, 2021

Dividend Policy, page 76

1.	We note your response to comment 1 and reissue our comment. We continue to believe that it is appropriate that Brookfield Business Corporation include disclosure which demonstrates, on a reasonable basis, its ability to pay the disclosed dividend on a standalone basis. To the extent you wish to continue to disclose an estimated dividend, please revise your filing to include the required disclosures outlined in Rule 10(b) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be prepared in accordance with the AICPA's Prospective Financial Information Guide and in accordance with Rule 11-03 of Regulation S-X.

The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 11, 14, 15, 23, 26 and 91 of Amendment No. 3 to remove references to the estimated dividend.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-IFRS Measures, page 112

2.	We note your response to comment 2. Please provide quantification for all listed items related to the caption "Other income (expense), net" for the fiscal years ended 2020 and 2019 and the nine-month interim period ended September 30, 2021 within a supplemental response. Additionally, please confirm that you will also quantify those components for other income (expense), net when you find those components to be quantitatively material in your future filings or that you will provide a note to state that no individual component caption was considered quantitatively material.

The Registrants advise the Staff that below sets forth a quantification of each item included in ‘Other income (expense), net’ for the three- and nine-months ended September 30, 2021 and the fiscal years ended December 31, 2020 and 2019:

	Three months ended	Nine months ended
(US$, MILLIONS)	September 30, 2021	September 30, 2021	Year ended 2020	Year ended 2019
Derivative and other revaluations and settlements	$-	$(4)	$26	$(7)
Foreign currency revaluations	(2)	3	(15)	-
Gain or loss on debt extinguishment/modification	(3)	16	25	(20)
Legal provisions, provisions and write-offs for bad debts, and other	3	(19)	(144)	(5)
Transaction costs	(1)	(6)	(31)	(2)
Restructuring costs	(18)	(42)	(64)	(127)
Gain or loss on disposition of property, plant and equipment (PP&E)	2	1	(1)	-
Other	-	5	(30)	19
Total other income (expense), net	$(19)	$(46)	$(234)	$(142)

U.S. Securities and Exchange Commission

January 5, 2022

The Registrants further advise the Staff that the Registrants have revised the disclosure on pages 110-111 of Amendment No. 3 to provide in the reconciliation of adjusted net operating income the quantity of those components of other income (expense), net that we have found to be quantitatively material. The Registrants confirm that in future filings they also will quantify those components for other income (expense), net when they find those components to be quantitatively material or will provide a note to state that no individual component caption was considered quantitatively material.

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U.S. Securities and Exchange Commission

January 5, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Cyrus Madon, Chief Executive Officer

Jaspreet Dehl, Chief Financial Officer

Brookfield Business Corporation and Brookfield Business Partners L.P.